SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                AMENDMENT NO. 16

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                 AMERICAN HERITAGE LIFE INVESTMENT CORPORATION
--------------------------------------------------------------------------------
                                {Name of Issuer)

                Shares of Common Stock, Par Value $1.00 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  026522 10 2
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                 H. J. Skelton
                                P. O. Box 19366
                        Jacksonville, Florida 32245-9366
                                 (904) 223-4700
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                               November 12, 1996
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Statement and is filing this
Statement because of Rule 13d-l(b) (3) or (4), check the following box: (    )

Check the following box if a fee is being paid with this Statement:     (    )

CUSIP NO.         026522 10 2     13D
                  -----------

--------------------------------------------------------------------------------

1. NAME OF REPORTING PERSON
          ROBERT D. DAVIS

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          ###-##-####

--------------------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: a( x )
                                                     b(   )

--------------------------------------------------------------------------------

3. SEC USE ONLY

--------------------------------------------------------------------------------

4. SOURCE OF FUNDS
          PF-AF-OO

--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            (   )
          None

--------------------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION
          Florida - U.S.A.


     Number of                          7. SOLE VOTING POWER
                                             13,722 Shares**

      Shares
                                        ---------------------

Beneficially owned                      8. SHARED VOTING POWER
                                            5,422,437 Shares**

by Each Reporting
                                        ---------------------

      Person                            9. SOLE DISPOSITIVE POWER
                                              13,722 Shares**

       With
                                        ---------------------

                                       10. SHARED DISPOSITIVE POWER
                                             5,422,437 Shares**

--------------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,436,159 Shares**

--------------------------------------------------------------------------------

l2. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                      (   )

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          39.35%

--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON
          IN

--------------------------------------------------------------------------------
** See Item 5 to the Schedule 13D attached hereto.

CUSIP NO.         026522 10 2 13D
                  -----------

--------------------------------------------------------------------------------

1. NAME OF REPORTING PERSON
          T. WAYNE DAVIS

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          ###-##-####

--------------------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: a( X )
                                                     b(   )

--------------------------------------------------------------------------------

3. SEC USE ONLY

--------------------------------------------------------------------------------

4. SOURCE OF FUNDS
          PF-AF-OO

--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            (   )
          None

--------------------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION
          Florida - U.S.A.
--------------------------------------------------------------------------------

   Number of                            7. SOLE VOTING POWER
                                             10,332 Shares**

     Shares                             ---------------------

Beneficially owned                      8. SHARED VOTING POWER
                                           5,440,222 Shares**

by Each Reporting                       ---------------------

     Person                             9. SOLE DISPOSITIVE POWER
                                               10,332 Shares**

      With                              ---------------------

                                       10. SHARED DISPOSITIVE POWER
                                              5,440,222 Shares**

--------------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,450,554 Shares**

--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SIARES
                                                      (   )

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          39.45%

--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON
          IN

--------------------------------------------------------------------------------

** See Item 5 to the Schedule 13D attached hereto.

CUSIP NO.         026522 10 2 13D
                  -----------

--------------------------------------------------------------------------------

1. NAME OF REPORTING PERSON
          A. DANO DAVIS

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          ###-##-####

--------------------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: a( x )
                                                     b(   )

--------------------------------------------------------------------------------

3. SEC USE ONLY

--------------------------------------------------------------------------------

4. SOURCE OF FUNDS
          PF-AF-OO

--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            (   )
          None

--------------------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION
          Florida - U.S.A.

--------------------------------------------------------------------------------

    Number of                           7. SOLE VOTING POWER
                                            96,430 Shares**

     Shares                             ---------------------

Beneficially owned                      8. SHARED VOTING POWER
                                           5,499,830 Shares**

by Each Reporting                       ---------------------

    Person                              9. SOLE DISPOSITIVE POWER
                                               96,430 Shares**

     With                               ---------------------

                                       10. SHARED DISPOSITIVE POWER
                                              5,499,830 Shares**


--------------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,596,260 Shares**

--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                      (   )

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          40.51%

--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON
          IN

--------------------------------------------------------------------------------


** See Item 5 to the Schedule 13D attached hereto.

CUSIP NO.         026522 10 2 13D
                  -----------

1. NAME OF REPORTING PERSON
          CHARLES P. STEPHENS

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          ###-##-####

--------------------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: a( x )
                                                     b(   )
--------------------------------------------------------------------------------

3. SEC USE ONLY

--------------------------------------------------------------------------------

4. SOURCE OF FUNDS
          PF AF-00

--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            (   )
          None

--------------------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION
          Florida - U.S.A.

--------------------------------------------------------------------------------

   Number of                            7. SOLE VOTING POWER
                                            1,315 Shares**

     Shares                             --------------------

Beneficially owned                      8. SHARED VOTING POWER
                                            5,433,495 Shares**

by Each Reporting                       --------------------

    Person                              9. SOLE DISPOSITIVE POWER
                                              1,315 Shares**

     With                               --------------------

                                       10. SHARED DISPOSITIVE POWER
                                             5,433,495 Shares**

--------------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,434,810 Shares**

--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                  (   )

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          39.34%

--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON

          IN

--------------------------------------------------------------------------------

**See Item 5 to the Schedule 13D attached hereto.

CUSIP NO.         026522 10 2 13D
                  -----------

1. NAME OF REPORTING PERSON
           D.D.I., INC.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          59-2448386

--------------------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: a( x )
                                                     b(   )

--------------------------------------------------------------------------------

3. SEC USE ONLY

--------------------------------------------------------------------------------

4. SOURCE OF FUNDS
          BK-AF-WC-OO

--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            (   )
          None

--------------------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION
          Florida - U.S.A.

--------------------------------------------------------------------------------

    Number of                           7. SOLE VOTING POWER
                                         5,398,589 Shares**

                                        --------------------
     Shares
Beneficially owned                      8. SHARED VOTING POWER
                                             -O- Shares**

by Each Reporting                       --------------------

     Person                             9. SOLE DISPOSITIVE POWER
                                             5,398,589 Shares**

      With                              --------------------

                                       10. SHARED DISPOSITIVE POWER
                                                -O- Shares**

--------------------------------------------------------------------------------

11. AGGREATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,398,589 Shares**

--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                      (   )

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          39.08%

--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON

          CO

--------------------------------------------------------------------------------


** See Item 5 to the Schedule 13D attached hereto.

CUSIP NO.         026522 10 2 13D
                  -----------

1. NAME OF REPORTING PERSON
          SIVAD INVESTORS, L.L.C.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          76-0485018

--------------------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: a( x )
                                                     b(   )

--------------------------------------------------------------------------------

3. SEC USE ONLY

--------------------------------------------------------------------------------

4. SOURCE OF FUNDS
          00

--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            (   )
          None

--------------------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION
          TEXAS - U.S.A.


--------------------------------------------------------------------------------

    Number of                           7. SOLE VOTING POWER
                                         5,398,589 Shares**

     Shares                             --------------------

Beneficially owned                      8. SHARED VOTING POWER
                                             -O- Shares**

by Each Reporting                       --------------------

     Person                             9. SOLE DISPOSITIVE POWER
                                            5,398,589 Shares**

     With                               --------------------

                                       10. SHARE DISPOSITIVE POWER
                                               -0- Shares**

--------------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,398,509 Shares**

--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGEGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                      (   )

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          39.08%

--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON

          00

--------------------------------------------------------------------------------


** See Item 5 to the Schedule 13D attached hereto.

CUSIP NO.         026522 10 2 13D
                  -----------

1. NAME OF REPORTING PERSON
          AHLI, LTD.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          76-0519078

--------------------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: a( X )
                                                     b(   )

--------------------------------------------------------------------------------

3. SEC USE ONLY

--------------------------------------------------------------------------------

4. S0URGE OF FUNDS
          00

--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            (   )
          None

--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION
          TEXAS - U.S.A.

--------------------------------------------------------------------------------

    Number of                           7. SOLE VOTING POWER
                                          5,398,589 Shares**

                                        --------------------
     Shares

Beneficially owned                      8. SHARED VOTING POWER
                                              -O- Shares**

by Each Reporting                       --------------------

     Person                             9. SOLE DISPOSITIVE POWER
                                             5,398,589 Shares**

      With                              --------------------

                                       10. SHARED DISPOSITIVE POWER
                                                  -0- Shares**

--------------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,398,509 Shares**

--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                      (   )

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          39.08%

--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON
          PN

--------------------------------------------------------------------------------

** See Item 5 to the Schedule 13D attached hereto.

         This Amendment No. 16 to Schedule 13D dated November 12, 1996, hereby amends the following items of the Schedule 13D dated August 7, 1981, as amended by Amendment No. 1 thereto dated December 2, 1981, Amendment No. 2 thereto dated October 31, 1982, Amendment No. 3 thereto dated March 7, 1983, Amendment No. 4 thereto dated March 5, 1984, Amendment No. 5 thereto dated January 20, 1986, Amendment No. 6 thereto dated December 9, 1986, Amendment No. 7 thereto dated August 31, 1987, Amendment No. 8 thereto dated April 8, 1988, Amendment No. 9 thereto dated February 15, 1989, Amendment No. 10 thereto dated March 3, 1992, Amendment No. 11 thereto dated March 11, 1993, Amendment No. 12 thereto dated September 27, 1993, Amendment No. 13 thereto dated June 1, 1994, Amendment No. 14 thereto dated November 25, 1994, and Amendment No. 15 thereto dated June 11, 1995, filed with respect to the Davises.

ITEM 1. Security and Issuer.
        --------------------

         This Schedule 13D relates to shares of Common Stock, par value $1.00 per share (the "Shares"), of American Heritage Life Investment Corporation ("AHLIC"), a corporation organized and existing under the laws of the State of Florida. The address of the principal executive offices of AHLIC is 1776 American Heritage Life Drive, Jacksonville, Florida, 32224.

ITEM 2. Identity and Background.
        ------------------------

         This Schedule 13D is filed jointly as to the following persons, who are collectively referred to as the "Davises":

         (1) Robert D. Davis ("RDD") whose principal business address is 4310 Pablo Oaks Court, Jacksonville, Florida 32224. RDD's principal occupation is that of Chairman of the Board of Directors of D.D.I. Inc. and a member of the Board of Directors of Winn-Dixie Stores, Inc. ("Winn-Dixie").

         (2) A. Dano Davis, ("DANO") whose principal business address is 5050 Edgewood Court, Jacksonville, Florida 32254. DANO's principal occupation is that of Chairman of the Board of Directors of Winn-Dixie.

         (3) T. Wayne Davis ("TWD") whose principal business address is 1910 San Marco Boulevard, Jacksonville, Florida 32207. TWD's principal occupation is that of an investor and a member of the Board of Directors of Winn-Dixie.

         (4) Charles P. Stephens, ("CPS") whose principal business address is 1 Pascall Road, Peachtree City, Georgia 30269. CPS's principal occupation is Vice President, Director and a principal stockholder of Norman W. Paschall Co., Inc., which is a broker, importer, exporter and processor of textile fibers and by-products, and is a member of the Board of Directors of Winn-Dixie.

         (5) D.D.I., Inc. ("DDI") is a corporation, the stock of which is held by the families ("Davis Families") of four deceased brothers - A. Darius Davis ("ADD"), James E. Davis ("JED"), M. Austin Davis ("MAD") and Tine W. Davis ("Tine"). RDD, DANO and TWD are the sons of ADD, JED and Tine, respectively. CPS is MAD's daughter's husband.

         DDI's principal business is that of a holding company for assets for the Davis Families. Its principal business address is 4310 Pablo Oaks Court, Jacksonville, Florida 32224 and its directors and executive officers are as follows:

     Directors: DANO, RDD, TWD, CPS and H. J. Skelton ("HJS")
     Executive Officers: RDD             Chairman of Board
                         HJS             President & Treasurer

         HJS is not a member of the Davis Families and his principal occupation is President of DDI.

         (6) SIVAD Investors, L.L.C. ("SIVAD") is a limited liability corporation which is 99% owned by DDI. Its principal business is managing limited partnerships whose partners are entities owned by the Davis Families. SIVAD is located at c/o Baker & Botts, One Shell Plaza/910 Louisiana, Houston, Texas 77002-4995, and its managers and executive officers are as follows:

     Managers:                DANO, RDD, HJS, and Harry D. Francis ("HDF")

     Executive Officer:       HJS, President

         HDF is not a member of the Davis Families, and his principal occupation is Vice President of DDI.

         (7) AHLI, Ltd. ("AHLI") is a limited partnership (see Note 1). Its principal business is holding stock of the issuer for the Davis Families. AHLI is located at c/o Baker & Botts, One Shell Plaza/910 Louisiana, Houston, Texas 77002-4995 and its sole General Partner is SIVAD.

         JED was the principal founder in 1956 of American Heritage Life Insurance Company ("AHL") and he, along with other members of his family through individual shareholdings, trusts, and affiliated corporations and partnerships, have been the principal shareholders in that company and AHLIC of which AHL became a wholly owned subsidiary in 1968. JED was Chairman of the Board of Directors of AHL from its founding in 1956 to July, 1986 and Vice Chairman from July, 1986 until his death on March 19, 1993. He was also Chairman of the Board of Directors of AHLIC from its founding in 1968 to February, 1990 and Vice Chairman from February, 1990 until his death. RDD is a director and member of the Executive Committee of AHLIC and AHL. DANO was elected a director of AHLIC on June 25, 1993 and a director of AHL on June 29, 1993. None of the other Davises set forth above hold any managerial positions with AHLIC or its affiliates.

         None of the Davises have, during the past five (5) years, been convicted in any criminal proceeding nor, have any of them, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in subjecting any of the Davises to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. All members of the Davises who are natural persons are citizens of the United States of America and all members which are corporations or partnerships were organized in, and exist under laws of, the State of Florida or Texas.

ITEM 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

         The Shares which are the subject of this amended Schedule 13D filing have been acquired from time to time by the Davises with personal funds, funds of affiliates, working capital and funds borrowed from banks. For information concerning the amounts and manner in which the aforesaid Shares are held, see
Item 5 below. None of the total 5,781,158 Shares which are the subject of this amended Schedule 13D filing were held as collateral for bank loans on November 12, 1996.

ITEM 4. Purpose of Transaction.
        -----------------------

         This Amendment of Schedule 13D is being filed to report that on November 12, 1996, in connection with the formation of AHLI, Ltd. ("AHLI"), a limited partnership, DDI and Estuary Corporation ("Estuary") contributed 4,189,263 shares and 1,209,326 shares of the issuer's common stock, respectively, to AHLI and SIVAD. Of such shares, AHLI received 5,344,603 and SIVAD received 53,986. Further, on the same date, SIVAD contributed the 53,986 shares it received to AHLI in exchange for a 1% general partnership interest. As a result of such transactions, AHLI holds 39.08% of the issuer's shares.

ITEM 5. Interest in Securities of the Issuer.
        -------------------------------------

         The following table shows as to the Davises the total ownership of the Shares and those Shares as to which each of the Davises has sole voting and dispositive power and each has shared voting and dispositive power, representing in the aggregate 5,781,158 Shares or 41.85% of the total outstanding Shares of 13,813,525 as of November 12, 1996.


                                                                                                    OTHER
                                                                                                    FAMILY      SHARED VOTING AND
                                                    SOLE VOTING AND DISPOSITIVE POWER              MEMBERS      DISPOSITIVE POWER
                               TOTAL                                                                OWNING
                                NO.                                                                 LESS
OWNER                         SHARES           RDD          TWD          DANO          CPS         THAN 5%     OTHER      DDI(1)(2)
-----                         ------           ---          ---          ----          ---         -------     -----      ---------

AHLI, LTD.(1)                 5,398,589                                                                                  5,398,589

FND, LTD.(3)                     38,399                                 38,399

ADFAM PARTNERS, LTD.(4)          23,848                                                                       23,848

JAMES E. DAVIS - WD
CHARITIES, INC. (5)              19,999                                                                       19,999

JED'S FAMILY'S TRUSTS(6)        160,859                                 58,031                    25,327      77,501

MAD'S FAMILY'S TRUSTS(7)         44,853                                                           6,206       38,647

CPS                               1,315                                               1,315

TWD'S FAMILY'S TRUSTS(8)         74,574                    10,322                                27,609        36,643

TINE W. DAVIS - WD
CHARITIES, INC.(9)                5,000                                                                         5,000

RODA TRUST(10)                   13,722       13,722
                              ---------       ------       ------       ------        -----       ------      -------    ---------

TOTALS                        5,781,158       13,722       10,322       96,430        1,315       59,142      201,638    5,398,589
                              =========       ======       ======       ======        =====       ======      =======    =========

                            (SEE NOTES ON NEXT PAGE)

(1) Limited partnership of which SIVAD is a 1% general partner, DDI is a 76.61% limited partner and Estuary is a 22.39% limited partner. DDI and Estuary own 99% and 1% of SIVAD, respectively.

(2)      The voting and dispositive power of DDI is as follows:

         Voting and Dispositive Power             Percentage
         ----------------------------             ----------

          RDD       (2)(A) and (10)                 23.19%
          TWD       (2)(B)                          22.73%
          DANO      (2)(C)                          29.62%


          Aggregate  holdings of all other members
          of the Davis  Family,  none of whom have
          voting and dispositive power of 9.00% or
          more of the outstanding shares of DDI.    24.46%


                    (A) Includes  DDI shares  held by trusts for the  benefit of
                        RDD's children of which RDD is sole trustee, RODA Trust's 9.56% interest and ADD Trust's 78.75% interest (see note (11)) in DDI shares held by ADFAM Partners, Ltd. ["ADFAM"] (see note (4)) and ADSONS, Inc. ["ADSONS"], a corporation wholly owned by ADFAM. RDD disclaims any beneficial interest in DDI shares which aggregate .96% held by trusts for the benefit of his daughters.

                    (B) Includes  DDI shares  held by TWD as  custodian  for his grandchildren, TWD's wife and trusts of which TWD is sole or co-trustee and he, his mother, his sisters and other family members are beneficiaries. TWD disclaims beneficial interest in DDI shares which aggregate 18.65% and which are held by TWD as custodian, his wife or trusts for the benefit of his children, mother, sisters or sisters' children.

                    (C) Includes the DDI shares held by Estuary.  Also  includes
                        DDI shares held by DANO's wife and trusts for the benefit of DANO, his mother, his children, his sister, his sister's children, his mother-in-law, MAD's daughter and MAD's grandchildren, of which DANO is sole or co-trustee. DANO disclaims beneficial interest in shares held directly or indirectly by trusts for the benefit of his sister, his sister's children, MAD's daughter or MAD's grandchildren which aggregate 3.76% of DDI's shares.

(3) Limited partnership of which Estuary Corporation, a corporation owned by DANO's wife and Trusts for the benefit of DANO, his mother, his children, his sister or his sister's children, is the general partner and two irrevocable trusts of which DANO is sole trustee and he and his sister are each sole beneficiaries and two revocable trusts for the benefit of DANO and his sister of which DANO is sole or co-trustee, are limited partners. As to the Shares held by FND, Ltd., DANO has sole voting and dispositive power through the general partner ownership.

(4) Limited partnership of which ADD Trust (see note (11)) is a general and limited partner. RODA Trust, a revocable trust of which RDD is sole trustee and beneficiary, is a limited partner and a corporation of which RODA Trust is a 50% shareholder is a general partner.

(5) Private charitable foundation established by JED for which DANO, his wife, his mother and his sister share voting and dispositive power for Shares which it holds. DANO disclaims any beneficial interest in the Shares held by such foundation.

(6) Trusts for the benefit of DANO, his children, his sister or his sister's children. Of the 160,859 Shares held by such trusts, 135,532 Shares are held by trusts for which DANO is sole or co-trustee and 25,327 Shares are held by trusts for which DANO's sister is sole trustee. DANO disclaims any beneficial interest in 58,378 Shares held by such trusts of which he is a co-trustee and his sister or his sister's children are beneficiaries.

(7) Trusts of which MAD's widow, children and other descendants are beneficiaries. DANO is co-trustee for trusts holding 3,741 Shares, CPS' wife is co-trustee for a trust which holds 19,999 Shares and CPS and his wife are co-trustees for trusts which hold 14,907 Shares. DANO disclaims any beneficial interest in such Shares.

(8) Trusts for which TWD, his mother, his sisters, his children or his sisters' children are beneficiaries. Of the 74,574 Shares held by such trusts, 10,322 Shares are held by trusts for which TWD is sole trustee, 36,643 Shares are held by trusts for which TWD is co-trustee and 27,609 Shares are held by the revocable trust of TWD's mother of which she is sole trustee. TWD disclaims any beneficial interest in 42,860 Shares which are held by trusts of which he is a trustee and his sisters, his children or his sisters' children are beneficiaries.

(9) Private charitable foundation established by Tine W. Davis, deceased father of TWD, for which TWD has shared voting and dispositive power for Shares which it holds. TWD disclaims any beneficial interest in Shares held by such foundation.

(10)     Revocable trust of which RDD is the sole trustee and beneficiary.

(11) Trust of which RDD became successor trustee to his father, A. Darius Davis upon the latter's death, RDD resigned as trustee and appointed a successor but RDD retained authority to replace his successor at his discretion. RDD is also among the beneficiaries of the Trust which is included in the estate of A. Darius Davis.
--------------------------------------------------------------------------------

         The following table shows the date of purchases of shares during the last sixty days (60) by the Davises and their affiliates, the number of shares purchased and the costs thereof, all of which purchases, except as indicated, having been made in the open market:

Purchased by                  Date         No. of Shares          Cost
------------                  ----         -------------          ----

                                     None.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        --------------------------------------------------------

        WITH RESPECT TO SECURITIES OF THE ISSUER.
        -----------------------------------------

         The shareholders of DDI and Estuary have entered into shareholder agreements with respect to their Shares held in each of these corporations, copies of which agreements are Exhibits 2 and 4, respectively, of Amendment No. 11 to Schedule 13D, which Exhibits are incorporated herein by reference. The descriptions below of such agreements are modified by and subject to the provisions of the respective agreements.

         In substance these agreements prohibit the transfer of the stock of DDI and Estuary by the shareholders of these corporations to anyone other than a "Permitted Shareholder" as defined in the particular agreement. In the case of DDI, the "Permitted Shareholders" include (1) existing shareholders, (2) any lineal descendant of ADD, JED, MAD or Tine, (3) trusts, the majority of whose interest is for the benefit of a Permitted Shareholder, (4) corporations and partnerships, the majority interest of which is owned by a Permitted Shareholder and (5) private foundations to which a Permitted Shareholder is a substantial contributor. In the case of Estuary, the Permitted Shareholders include (1) existing shareholders, (2) the lineal descendants of JED and (3) any trusts, corporations, partnerships or foundations similar to those described in phrases
(3), (4) and (5) of the previous sentence.

         In addition each of these agreements requires that the Shares of the respective corporations be voted for the election to the Board of Directors of certain designated persons or their successors as designated by the surviving or remaining designated persons. In the case of DDI, the board of directors shall consist of up to eight members, three of which shall be ADD, JED and MAD and four of which shall consist of a lineal descendant of each of ADD, JED, MAD and Tine or a spouse of each such lineal descendant. ADD, JED and MAD have all deceased. In the case of Estuary, the board of directors shall consist of ADD, JED, DANO and RDD (the Original Directors) or successors designated by the Original Directors plus any Additional Directors unanimously nominated by the Original Directors who shall be elected by the shareholders of the corporation. No successor has been designated for ADD or JED.

ITEM 7. Material to be Filed as Exhibits
        --------------------------------
        None

         After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true correct and complete.

DATED:      November 22, 1996

                              ROBERT D. DAVIS  *
                              ------------------------
                              Robert D. Davis


                              T. WAYNE  DAVIS  *
                              ------------------------
                              T. Wayne Davis


                              A. DANO DAVIS    *
                              ------------------------
                              A. Dano Davis


                              CHARLES P. STEPHENS *
                              ------------------------
                              Charles P. Stephens


                              /s/H. J. Skelton
                              ------------------------
                              D.D.I., Inc.
                              H. J. Skelton, President


                              /s/H. J. Skelton
                              ------------------------
                              SIVAD Investors, L.L.C.
                              H. J. Skelton, President


                              AHLI, Ltd.
                              By: SIVAD Investors, L.L.C.
                                  General Partner


                              By: /s/H. J. Skelton
                              ------------------------
                                     H. J. Skelton, President


                              * /s/H. J. Skelton
                              ------------------------
                                   H. J. Skelton
                              Attorney-In-Fact
                              Pursuant to a power-of-attorney
                              previously filed with the
                              Commission which power is
                              incorporated herein by reference.